

EADS


SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH, D.C. 199 SECTION

News Release

European Aeronautic Defence & Space Co

EADS' first quarter results confirm solid growth prospects

- Revenues € 9.1 billion – up 30 percent
- EBIT* € 780 million – up 19 percent
- Net Income € 516 million – up 26 percent

Amsterdam, 16 May 2006 – EADS (stock exchange symbol: EAD), a global leader in aerospace, defence and related services, strongly improved its financial performance in the first quarter of 2006 compared to the same period in 2005. From January to March 2006, the company increased revenues by 30 percent to € 9.1 billion (Q1 2005: € 7.0 billion) and achieved an EBIT* (pre-goodwill and exceptionals) of € 780 million, up 19 percent (Q1 2005: € 657 million). EADS published its first quarter results on Tuesday and confirmed its positive outlook for the financial year 2006.

"These first quarter earnings highlight once again the powerful momentum of EADS. However, we have plenty of ongoing operational challenges and management is focusing strongly on the ramp-up of key programmes," stated EADS CEOs Tom Enders and Noël Forgeard.

Strong revenue increase and EBIT* improvement

EADS revenues grew 30 percent to € 9.1 billion during the first three months of 2006 (Q1 2005: € 7.0 billion). Increases were achieved at the Airbus, Eurocopter, Military Transport Aircraft and Defence & Security Systems Divisions. Combined revenues from EADS defence businesses amounted to € 2.0 billion (Q1 2005: € 1.3 billion) which includes € 0.5 billion for an A400M revenue recognition that was initially scheduled for the fourth quarter of 2005.

EBIT* improved in all Divisions compared to the first quarter of 2005. While Airbus increased its aircraft deliveries (101 versus 87), further profit growth at Space, Eurocopter, Defence & Security Systems as well as the Military Transport Aircraft Divisions contributed to strong performance in the first quarter. EBIT* grew in spite of a less favourable hedge rate of € 1 = US$ 1.09 (Q1 2005: € 1 = US$ 0.98) and higher Research & Development (R&D) expenses. The EBIT* margin amounted to 8.6 percent.

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In the first quarter of 2006, self-financed R&D expenses accounted for € 536 million (Q1 2005: € 422 million). This increase was mostly due to Airbus' programme development and is consistent with plan. R&D capitalisation remained nearly stable (€ 56 million) compared to the same period of the previous year (Q1 2005: € 52 million).

Net Income up 26 percent – Net Cash position up again

EADS' Net Income rose 26 percent to € 516 million (Q1 2005: € 410 million), or € 0.65 per share (Q1 2005: € 0.52). This increase is the result of the Group's good EBIT* performance in the first quarter of 2006. Net Income was strengthened by the favourable effective tax rate but was weakened by the Other Financial Result due to the deterioration of the closing €/US$ spot rate at the end of March 2006 compared to December 2005.

Free Cash Flow including customer financing stood at € 363 million, thanks to sell-downs of aircraft financing exposure (Q1 2005: € 641 million). Free Cash Flow before customer financing amounted to € -67 million (Q1 2005: € 704 million). The reduction compared to the same period of 2005 mainly resulted from lower advance payments on key defence programmes. At the end of March 2006, the Net Cash position stood at € 5.9 billion (year-end 2005: € 5.5 billion).

Order Intake up 18 percent

Reflecting business successes across the Group, EADS' order intake amounted to € 10.5 billion in the first three months of 2006 (Q1 2005: € 8.9 billion). This represents an increase of 18 percent and exceeded revenues in the period. The strong momentum in order intake was mainly supported by Military Transport Aircraft, Eurocopter and Space Divisions.

At the end of March, EADS' order book remained solid at € 248.6 billion (contributions from commercial aircraft activities based on list prices). The order book decreased slightly versus year-end 2005 due to the impact of a less favourable €/US$ exchange rate. The Group's defence order book stood at € 52.0 billion as of 31 March 2006 (year-end 2005: € 52.4 billion).

In the first three months of 2006, EADS created around 1,000 new jobs. At the end of March 2006, EADS had 114,203 employees (year-end 2005: 113,210).

Outlook 2006: Ongoing growth confirmed

EADS confirms the outlook for 2006 that was published on 8 March 2006.

EADS expects its 2006 revenues to grow to more than € 37 billion (FY 2005: € 34.2 billion), powered by the over 10 percent increase of Airbus deliveries and higher volume from its combined defence businesses. EADS uses a planning rate of € 1 = US$ 1.30.

EBIT* is expected to grow to between € 3.2 billion and € 3.4 billion (FY 2005: € 2.85 billion) reflecting the higher volume at Airbus, but also due to better operational efficiencies across all divisions (including Route06 cost saving programme), however partially offset by higher than expected losses at Sogerma and the continuing US Dollar headwind arising from the maturity of less attractive hedges. In light of the above, EADS confirms its 2006 EBIT* guidance. The EBIT* guidance, as a range, recognizes the existence of contingencies for risk which can only be adjusted as the year progresses.

Free Cash Flow before Customer Financing is expected to remain robust in 2006, despite the build up of inventories related to the delivery ramp-up, particularly for the A380.

2006 EPS is expected to grow to between € 2.35 and € 2.55 (FY 2005: € 2.11), based on an expected average of around 795 million shares, and taking into account a US Dollar year-end closing rate similar to 2005.

This outlook does not reflect further impact of a potential exercise of BAE Systems' put option regarding its 20 percent stake in Airbus.

Divisions

The **Airbus** Division grew its revenues by 28 percent to € 6,362 million (Q1 2005: € 4,989 million) as a result of higher aircraft deliveries (101 versus 87). First-quarter EBIT* increased by eight percent to € 681 million (Q1 2005: € 628 million) mainly due to increased volume. Furthermore the EBIT* was affected by higher R&D expenses (€ 104 million more than in Q1 2005) and a US dollar impact of € -320 million compared to the first quarter of 2005. The EBIT* margin reached 10.7 percent. Without the A400M revenue recognition which was initially planned for the fourth quarter of 2005 it would have been 11.1 percent.

Airbus booked 90 gross orders in the first three months of 2006 (Q1 2005: 123). 60 percent of the order intake was achieved in Asia-Pacific demonstrating continued demand in this growth region. At the end of March 2006, the Airbus order book amounted to € 197.0 billion based on list prices, representing a total of 2,146 aircraft (year-end 2005: 2,177 aircraft).

The A380 certification is on track as the programme reached two major test milestones early May. Airbus successfully completed the first extensive ground cabin tests in a fully equipped A380 and accomplished 10,000 flight cycles in the fatigue tests. Already in the first quarter 2006, the certification authorities approved the crucial A380 evacuation trial and validated the maximum seating capacity of 853 passengers. The first delivery is scheduled for the end of 2006, and the plan for the next year's delivery ramp up is undergoing a review to reflect workload and possible implications from the subsequent phases of the certification process.

An analysis of the A350 programme is under way, and options taking customer feedback and compatibility with long term Airbus strategic objectives into account are under consideration. The outcome will be decided through Airbus shareholder consultation and communicated in due course.

The **Military Transport Aircraft** Division achieved revenues of € 822 million (Q1 2005: € 108 million). The completion of an important revenue recognition which was shifted from the fourth quarter of 2005 strongly contributed to the Division's revenues increase. The Division recorded an EBIT* of € 9 million (Q1 2005: € -6 million).

In the first quarter of 2006, the A400M programme successfully passed a contractual milestone related to the propulsion system as scheduled. Overall the A400M programme is on track. With Malaysia's order of four A400M, the aircraft has received 192 firm orders to date. During the first quarter of 2006, Portugal signed a contract for the purchase of twelve medium-light transport aircraft C-295 and in May, Finland ordered two aircraft of this type. The order

book remained broadly stable and stood at € 20.8 billion (year-end 2005: € 21.0 billion).

In March 2006, the Division rolled out the first CN-235 for the US Coast Guard's Deepwater programme. A further indication of how EADS is perceived as a reliable partner in the US was given in the bidding process for the JCA (Joint Cargo Aircraft) programme, for which the Request for Proposal (RFP) was received from Pentagon. The Group's capabilities in the tanker business were demonstrated by the successful first flight of EADS' state-of-the-art air refuelling boom system.

Eurocopter increased its revenues by 26 percent to reach € 656 million (Q1 2005: € 519 million) driven by higher helicopter deliveries of 64 compared to 56 for the same period of the previous year. The division also continued its performance improvement in the first quarter of 2006. EBIT* doubled to € 26 million (Q1 2005: € 13 million). This strong improvement was supported by a positive volume effect despite the maturing of less favourable hedges. Eurocopter received new orders for 147 helicopters (Q1 2005: 71) and achieved thereof 63 percent outside Europe.

The Division confirmed its leadership in the parapublic market through the selection of the EC135 by the Spanish police forces which will acquire 51 helicopters in order to modernize their existing fleets. In the US market Eurocopter received an order of 10 EC120 helicopters from the Department of Homeland Security. Finally, this contract could be expanded to up to 55 helicopters. Bulgaria signed for the purchase of a total of 15 helicopters from both the Cougar and the Panther family. Receiving customer qualification for the NH90 TTH (Tactical Transport Helicopter) for the German Army marked a significant step towards the entry into service of the NH90. The order book increased to € 10.3 billion as of 31 March 2006 (year-end 2005: € 10.0 billion).

The revenues of the **Space** Division amounted to € 493 million (Q1 2005: € 516 million). Regarding EBIT*, it reached break-even already in the first quarter of 2006 (Q1 2005: € -6 million). This resulted from the ramp-up of Ariane 5 production and the benefits from significant restructuring efforts. The Division is set to make a much higher contribution to EADS earnings in 2006.

In its satellite business, EADS' particularly energetic order intake, including major orders for telecommunications and optical observation satellites from Canada and Algeria, underlines the appeal of Astrium's offering and the strong standing of the business with customers. In the test phase of the Galileo satellite navigation system the Division is taking a key role for the construction of the first four satellites and the globally deployed ground

control segment. The order book of the Space Division stood at € 11.9 billion as of 31 March 2006 (year-end 2005: € 10.9 billion).

The European spacecraft Venus Express which was built by EADS Astrium successfully inserted into the final orbit around Venus in early May 2006. EADS' launcher business benefited from the successful launch of the 10 ton version of the Ariane 5. In early May, the European Columbus laboratory was delivered to the European Space Agency ESA. The module for the International Space Station ISS is set for launch in autumn 2007.

Revenues of the **Defence & Security Systems** Division increased by eight percent to € 1,000 million (Q1 2005: € 925 million). First-quarter EBIT* strongly improved compared to the same period of the previous year and reached € 35 million (Q1 2005: € -35 million). This increase results from the improved operational performance mainly in the ramp-up of the Eurofighter and missile businesses as well as from the capital gain of the sale of EADS/LFK to MBDA. It was partly offset by higher restructuring at the Business Unit Defence and Communications Systems compared to the first quarter of 2005.

The order intake was in large part driven by successes in defence and communications businesses. EADS signed a contract to deliver the infrastructure for the Hungarian nationwide Tetra radio network which will be ready for roll-out by the end of January 2007. The Division's order book amounted to € 17.5 billion as of 31 March 2006 (year-end 2005: € 18.5 billion).

In the German tender for a digital voice and data transmission network for security authorities and organisations, EADS has submitted the most cost-effective bid. EADS has been chosen to supply the command & control and weapons deployment system for the German F125 frigate. The Eurofighter's export potential was further boosted by submitting a tailored offer to the Norwegian government. On 1 March 2006 the integration of EADS/LFK into MBDA was successfully completed. This marks a further step in the consolidation of the European missile industry.

EADS' institutional, military and security businesses are subject to strong seasonal influences. The early quarters results are typically not representative for the full year performance in these businesses.

Headquarters and Other Businesses (not belonging to any Division):

Revenues of Other Businesses (ATR, EADS EFW, EADS Socata and EADS Sogerma Services) strongly increased by 43 percent to € 330 million

(Q1 2005: € 231 million) driven by EADS EFW, Sogerma and ATR. The first quarter 2006 EBIT* accounted for € -4 million (Q1 2005: € -2 million) with positive contributions from ATR and EADS EFW.

EADS Sogerma Services registered an operational loss in the first quarter of 2006. A comprehensive restructuring and cost saving plan was mandated by the EADS Board of Directors, aimed at EADS Sogerma Services' return to break-even by 2007. It should entail the closing of a major site affecting about 1,000 employments, the turnaround of the aircraft seat activity, the reinforcement of the aerostructures and corporate jets activities and better leveraging of synergies within EADS.

Due to economic growth and the demand for highly efficient regional aircraft the recovery of the turbo-prop market continued. ATR received 18 new orders coming all from Asia. EADS EFW doubled its deliveries of converted freighters (from two in Q1 2005 to four in Q1 2006). China Eastern Airlines has ordered the conversion of three passenger aircraft to freighters. In its aerostructures business, EADS EFW and EADS Sogerma Services strongly increased the shipset deliveries in line with the ramp-up of Airbus production rates. EADS Socata received the certification for its new TBM 850 turbo-prop aircraft and was selected for the maintenance of the TBM 700 fleet of the French forces. At the end of March 2006, the order book of Other Businesses amounted to € 2.2 billion (year-end 2005: € 2.1 billion).

EADS is a global leader in aerospace, defence and related services. The EADS Group includes the aircraft manufacturer Airbus, the world's largest helicopter supplier Eurocopter and the joint venture MBDA, the leading international missile producer in the global market. EADS is the major partner in the Eurofighter consortium, is the prime contractor for the Ariane launcher, develops the A400M military transport aircraft and is the largest industrial partner for the European satellite navigation system Galileo.

Note to Editors:

You may dial in to the
EADS Analysts ***Conference Call with CFO Hans Peter Ring***
(listen-in only, no possibility to ask questions)

today, Tuesday, 16th May 2006, at 2:00 p.m. CET

under telephone number +49 (0) 30 868 71 710
website for presentation: www.finance.eads.net

Contacts for the media:

Michael Hauger	+49 89 60 73 42 35
Edmund Reitter	+49 89 60 73 45 10
Isabelle Desmet	+33 1 42 24 20 63
Miguel Sanchez	+34 91 5 85 77 88

EADS – Results First Quarter (Q1) 2006

(Amounts in Euro)

EADS Group	Q1 2006	Q1 2005	Change
Revenues, in millions thereof defence, in millions	**9,083** 2,018	7,005 1,258	+30% +60%
EBITDA[(1)], in millions	**1,108**	984	+13%
EBIT[(2)], in millions	**780**	657	+19%
Research and Development costs, in millions	**536**	422	+27%
Net Income[(3)], in millions	**516**	410	+26%
Earnings Per Share (EPS)[(3)]	**0.65**	0.52	+0.13 €
Free Cash Flow (FCF), in millions	**363**	641	-43%
Free Cash Flow before Customer Financing, in millions	**-67**	704	–
Order Intake[(4)], in millions	**10,498**	8,907	+18%

EADS Group	31 March 2006	31 Dec 2005	Change
Order Book[(4)], in millions thereof defence, in millions	**248,623** 51,970	253,235 52,363	-2% -1%
Net Cash position, in millions	**5,892**	5,489	+7%
Employees	**114,203**	113,210	+1%

1) Earnings before interest, taxes, depreciation, amortization and exceptionals
2) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
3) EADS continues to use the term Net Income. It is identical with Profit for the period attributable to equity holders of the parent as defined by IFRS Rules; Revised application of IAS 32 standards required changes regarding the accounting for the put option granted to BAE Systems as a minority shareholder of Airbus (20 percent). In the first quarter 2006, these changes contributed € 84 million to Net Income (Q1 2005: € 82 million) or € 0.11 to earnings per share (Q1 2005: € 0.10). These changes also resulted in the recognition of the put option in the balance sheet as a liability for puttable instruments (€ 3.5 billion). The liability replaces the minority interest for BAE Systems' 20 percent Airbus stake in EADS' balance sheet.
4) Contributions from commercial aircraft activities to EADS Order Intake and Order Book based on list prices

by Division (Amounts in millions of Euro)	Revenues			EBIT[1]		
	Q1 2006	Q1 2005	Change	**Q1 2006**	Q1 2005	Change
Airbus	**6,362**	4,989	+28%	**681**	628	+8%
Military Transport Aircraft	**822**	108	+661%	**9**	-6	–
Eurocopter	**656**	519	+26%	**26**	13	+100%
Space	**493**	516	-4%	**0**	-6	–
Defence & Security Systems	**1,000**	925	+8%	**35**	-35	–
Headquarters / Consolidation	**-580**	-283	–	**33**	65	–
Other Businesses[2]	**330**	231	+43%	**-4**	-2	-100%
Total	**9,083**	7,005	+30%	**780**	657	+19%

by Division (Amounts in millions of Euro)	Order Intake[3]			Order Book[3]		
	Q1 2006	Q1 2005	Change	**31 Mar 2006**	31 Dec 2005	Change
Airbus	**6,596**	6,654	-1%	**197,033**	201,963	-2%
Military Transport Aircraft	**641**	59	+986%	**20,786**	20,961	-1%
Eurocopter	**946**	447	+112%	**10,251**	9,960	+3%
Space	**1,571**	640	+145%	**11,909**	10,931	+9%
Defence & Security Systems	**834**	935	-11%	**17,523**	18,509	-5%
Headquarters / Consolidation	**-504**	-274	–	**-11,092**	-11,217	–
Other Businesses[2]	**414**	446	-7%	**2,213**	2,128	+4%
Total	**10,498**	8,907	+18%	**248,623**	253,235	-2%

1) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
2) ATR, EADS EFW, EADS Socata and EADS Sogerma Services are allocated to Other Businesses which is not a stand-alone EADS Division
3) Contributions from commercial aircraft activities to EADS Order Intake and Order Book based on list prices

* EADS uses **EBIT pre-goodwill impairment and exceptionals** as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon.

Safe Harbour Statement:

Certain statements contained in this press release are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect the EADS' views and assumptions as of the date of the statements and involve known and unknown risk and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

When used in this press release, words such as "anticipate", "believe", "estimate", "expect", "may", "intend", "plan to" and "project" are intended to identify forward-looking statements.

This forward looking information is based upon a number of assumptions including without limitation: assumption regarding demand, current and future markets for EADS' products and services, internal performance, customer financing, customer, supplier and subcontractor performance or contracts negotiations, favourable outcomes of certain pending sales campaigns.

Forward looking statements are subject to uncertainty and actual future results and trends may differ materially depending on variety of factors including without limitation: general economic and labour conditions, including in particular economic conditions in Europe, North America and Asia, legal, financial and governmental risk related to international transactions, the cyclical nature of some of EADS' businesses, volatility of the market for certain products and services, product performance risks, collective bargaining labour disputes, factors that result in significant and prolonged disruption to air travel world wide, the outcome of political and legal processes, including uncertainty regarding government funding of certain programs, consolidation among competitors in the aerospace industry, the cost of developing, and the commercial success of new products, exchange rate and interest rate spread fluctuations between the Euro and the U.S. dollar and other currencies, legal proceeding and other economic, political and technological risk and uncertainties.

Additional information regarding these factors is contained in the Company's "registration document" dated April 26, 2006.